FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated February 23, 2024, of Diana Shipping Inc. (the "Company"), announcing the Company’s financial results for the fourth quarter and year ended December 31, 2023.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-256791 and 333-266999) that were filed with the U.S. Securities and Exchange Commission and became effective on July 9, 2021 and September 16, 2022, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: March 4, 2024	By:	/s/ Ioannis Zafirakis
Ioannis Zafirakis
Chief Financial Officer

Exhibit 99.1
Corporate Contact:
Ioannis Zafirakis
Director, Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
X: @Dianaship
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2023;
DECLARES CASH DIVIDEND OF $0.075 PER SHARE FOR THE FOURTH QUARTER 2023;
ANNOUNCES THE SALE OF A CAPESIZE DRY BULK VESSEL, THE M/V HOUSTON

ATHENS, GREECE, February 23, 2024 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, today reported net income of $9.4 million and net income attributed to common stockholders of $7.9 million for the fourth quarter of 2023. This compares to net income of $25.7 million and net income attributed to common stockholders of $24.2 million for the fourth quarter of 2022. Earnings per share for the fourth quarter of 2023 was $0.08 basic and $0.06 diluted, compared to earnings per share of $0.28 basic and $0.27 diluted in the same quarter of 2022.

Time charter revenues were $60.0 million for the fourth quarter of 2023, compared to $75.7 million for the same quarter of 2022. The decrease in time charter revenues, compared to the same quarter of last year, was due to decreased average charter rates. This decrease was partly offset by increased ownership days that resulted from vessel acquisitions.

Net income for 2023, amounted to $49.8 million and net income attributed to common stockholders amounted to $44.1 million. This compares to net income of $119.1 million and net income attributed to common stockholders of $113.3 million, for 2022. Time charter revenues for 2023 were $262.1 million, compared to $290.0 million for 2022. Earnings per share was $0.44 basic and $0.42 diluted, compared to earnings per share of $1.42 basic and $1.36 diluted in 2022.

Dividend Declaration

The Company has declared a cash dividend on its common stock of $0.075 per share, based on the Company’s results of operations during the fourth quarter ended December 31, 2023. The cash dividend will be payable on or about March 12, 2024 to all shareholders of record as of March 5, 2024. The Company currently has 115,996,291 common shares issued and outstanding. As of February 16, 2024, there were 1,940,736 warrants exercised.

Sale of Capesize Dry Bulk Vessel, m/v Houston

The Company also announced that it has signed, through a separate wholly-owned subsidiary, a Memorandum of Agreement to sell to an unaffiliated third party, the 2009-built vessel “Houston”, with delivery to the buyer latest by September 16, 2024, for a sale price of $23.3 million before commissions.

Fleet Employment (As of February 23, 2024)

	VESSEL	SISTER SHIPS*	GROSS RATE (USD PER DAY)	COM**	CHARTERERS	DELIVERY DATE TO CHARTERERS***	REDELIVERY DATE TO OWNERS****	NOTES
	BUILT DWT
9 Ultramax Bulk Carriers
1	DSI Phoenix	A	13,250	5.00%	ASL Bulk Marine Limited	4-Nov-22	4/Mar/2024 - 4/May/2024
	2017 60,456
2	DSI Pollux	A	17,000	5.00%	Delta Corp Shipping Pte. Ltd.	27-Oct-22	28-Dec-23
	2015 60,446		14,000	4.75%	Cargill Ocean Transportation (Singapore) Pte. Ltd.	28-Dec-23	20/Aug/2025 - 20/Oct/2025
3	DSI Pyxis	A	14,250	5.00%	ASL Bulk Marine Limited	24-Sep-23	10/Oct/2024 - 10/Dec/2024
	2018 60,362
4	DSI Polaris	A	13,100	5.00%	ASL Bulk Marine Limited	12-Nov-22	12/May/2024 - 12/Jul/2024
	2018 60,404
5	DSI Pegasus	A	14,000	5.00%	Reachy Shipping (SGP) Pte. Ltd.	7-Dec-22	15/Jul/2024 - 15/Sep/2024
	2015 60,508
6	DSI Aquarius	B	14,200	5.00%	Engelhart CTP Freight (Switzerland) SA	1-Feb-23	18-Jan-24
	2016 60,309		14,500	5.00%	Stone Shipping Ltd	18-Jan-24	1/Dec/2024 - 1/Feb/2025
7	DSI Aquila	B	13,300	5.00%	Western Bulk Carriers AS	22-Nov-22	11-Nov-23
	2015 60,309		12,500			11-Nov-23	10/Nov/2024 - 10/Jan/2025
8	DSI Altair	B	13,800	5.00%	Western Bulk Carriers AS	23-Jun-23	10/Aug/2024 - 10/Oct/2024
	2016 60,309
9	DSI Andromeda	B	14,250	5.00%	Western Bulk Carriers AS	17-Nov-22	27-Nov-23
	2016 60,309		13,500	5.00%	Bunge SA, Geneva	27-Nov-23	20/Feb/2025 - 20/Apr/2025	1, 2
7 Panamax Bulk Carriers
10	ARTEMIS		10,000	5.00%	ASL Bulk Shipping Limited	17-Jun-23	6-Oct-23	3
	2006 76,942		12,000	5.00%	Jera Global Markets Pte. Ltd.	14-Oct-23	23-Feb-24	4, 5
11	LETO		14,500	4.75%	Cargill International S.A., Geneva	29-Jan-23	1/Mar/2024 - 30/Apr/2024
	2010 81,297
12	SELINA	C	12,000	4.75%	Cargill International S.A., Geneva	20-May-23	15/Sep/2024 - 15/Nov/2024
	2010 75,700
13	MAERA	C	12,000	4.75%	Cargill International S.A., Geneva	16-Dec-22	29-Jan-24	6
	2013 75,403		13,750	5.00%	ST Shipping and Transport Pte. Ltd.	29-Jan-24	20/Nov/2024 - 20/Jan/2025
14	ISMENE		12,650	5.00%	Paralos Shipping Pte., Ltd.	13-Sep-23	15/Apr/2025 - 30/Jun/2025
	2013 77,901
15	CRYSTALIA	D	11,250	5.00%	Reachy Shipping (SGP) Pte. Ltd.	6-Sep-23	29/Feb/2024 - 20/Apr/2024
	2014 77,525
16	ATALANDI	D	13,250	4.75%	Aquavita International S.A.	15-Feb-23	5/Mar/2024 - 5/May/2024
	2014 77,529
6 Kamsarmax Bulk Carriers
17	MAIA	E	13,500	5.00%	ST Shipping and Transport Pte. Ltd.	23-Sep-23	15/Jun/2024 - 20/Aug/2024
	2009 82,193
18	MYRSINI	E	15,000	5.00%	Salanc Pte. Ltd.	22-Nov-22	20/Apr/2024 - 28/Jun/2024
	2010 82,117
19	MEDUSA	E	14,250	5.00%	ASL Bulk Shipping Limited	14-May-23	10/Feb/2025 - 15/Apr/2025
	2010 82,194
20	MYRTO	E	12,650	5.00%	Cobelfret S.A., Luxemburg	15-Jul-23	1/Nov/2024 - 15/Jan/2025
	2013 82,131
21	ASTARTE		15,000	5.00%	Reachy Shipping (SGP) Pte. Ltd.	29-Apr-23	1/Aug/2024 - 1/Oct/2024
	2013 81,513
22	LEONIDAS P. C.		17,000	4.75%	Cargill International S.A., Geneva	17-Mar-23	22-Feb-24	7
	2011 82,165		17,000	5.00%	Ming Wah International Shipping Company Limited	22-Feb-24	20/Aug/2025 - 20/Oct/2025

5 Post-Panamax Bulk Carriers
23	ALCMENE		13,000	5.00%	SwissMarine Pte. Ltd., Singapore	2-Jan-23	29/Feb/2024 - 25/Mar/2024	8
	2010 93,193
24	AMPHITRITE	F	14,250	5.00%	Cobelfret S.A., Luxembourg	9-Nov-22	13-Jan-24
	2012 98,697		15,000			13-Jan-24	15/Nov/2024 - 15/Jan/2025	9
25	POLYMNIA	F	15,000	5.00%	Cobelfret S.A., Luxemburg	14-Jan-23	1/Apr/2024 - 31/May/2024	10
	2012 98,704
26	ELECTRA	G	14,500	5.00%	Cobelfret S.A., Luxemburg	13-Apr-23	1/Jun/2024 - 1/Aug/2024
	2013 87,150
27	PHAIDRA	G	12,250	4.75%	Aquavita International S.A.	9-May-23	1/Sep/2024 - 15/Nov/2024
	2013 87,146
9 Capesize Bulk Carriers
28	SEMIRIO	H	14,150	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	18-Aug-23	20/Nov/2024 - 30/Jan/2025
	2007 174,261
29	BOSTON		17,000	5.00%	ST Shipping and Transport Pte. Ltd.	6-May-23	15/Jul/2024 - 15/Oct/2024	11
	2007 177,828
30	HOUSTON	H	13,000	5.00%	EGPN Bulk Carrier Co., Limited	21-Nov-22	1/Jul/2024 - 31/Aug/2024	12
	2009 177,729
31	NEW YORK	H	16,000	5.00%	SwissMarine Pte. Ltd., Singapore	11-Jun-23	1/Oct/2024 - 7/Dec/2024
	2010 177,773
32	SEATTLE	I	26,500	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	2-Mar-22	1-Oct-23
	2011 179,362		17,500			1-Oct-23	15/Jul/2025 - 30/Sep/2025
33	P. S. PALIOS	I	31,000	5.00%	Classic Maritime Inc.	11-Jun-22	15/Apr/2024 - 30/Jun/2024
	2013 179,134
34	G. P. ZAFIRAKIS	J	17,000	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	12-Jan-23	15/Jun/2024 - 15/Aug/2024
	2014 179,492
35	SANTA BARBARA	J	21,250	5.00%	Smart Gain Shipping Co., Limited	7-May-23	10/Oct/2024 - 10/Dec/2024	13
	2015 179,426
36	NEW ORLEANS		32,000	5.00%	Engelhart CTP Freight (Switzerland) SA	25-Mar-22	7-Dec-23	13,
	2015 180,960		20,000	5.00%	Kawasaki Kisen Kaisha, Ltd.	7-Dec-23	15/Aug/2025 - 31/Oct/2025	14
37	FLORIDA		25,900	5.00%	Bunge S.A., Geneva	29-Mar-22	29/Jan/2027 - 29/May/2027	2
	2022 182,063
4 Newcastlemax Bulk Carriers
38	LOS ANGELES	K	17,700	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	15-Jan-23	20/May/2024 - 5/Aug/2024
	2012 206,104
39	PHILADELPHIA	K	26,000	5.00%	C Transport Maritime Ltd., Bermuda	12-Apr-22	4-Feb-24
	2012 206,040		22,500	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	4-Feb-24	20/Apr/2025 - 20/Jul/2025
40	SAN FRANCISCO	L	22,000	5.00%	SwissMarine Pte. Ltd., Singapore	18-Feb-23	5/Jan/2025 - 5/Mar/2025
	2017 208,006
41	NEWPORT NEWS	L	20,000	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	20-Sep-23	10/Mar/2025 - 10/Jun/2025
	2017 208,021

* Each dry bulk carrier is a “sister ship”, or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 The fixture includes the option for redelivery of vessel east of Suez against a gross ballast bonus of US$250,000.
2 Bareboat chartered-in for a period of ten years.
3 Vessel on scheduled drydocking from October 6, 2023 to October 14, 2023.
4 Redelivery date based on an estimated time charter trip duration of about 131 days.
5 Vessel has been sold and it is expected to be delivered to her new Owners by latest March 8, 2024.
6 Charterers will compensate the Owners at a rate of 105% of the Baltic Panamax Index 5 TC average as published by the Baltic Exchange on a daily basis or the vessel’s present charter party rate, whichever is higher, for the excess period commencing from December 29, 2023 until the actual redelivery date.

7 Vessel off hire for 6.83 days.
8 Based on latest information.
9 The charter rate will be US$12,250 per day for the first 30 days of the charter period.
10 The charter rate was US$10,000 per day for the first 30 days of the charter period.
11 Vessel has been sold and delivered to her new Owners on December 6, 2023. 12 Vessel has been sold and it is expected to be delivered to her new Owners by latest September 16, 2024.
13 Bareboat chartered-in for a period of eight years.
14 Vessel off hire for 3.65 days.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022
STATEMENT OF INCOME DATA (in thousands of US Dollars)
Time charter revenues	$60,016	$75,705	$262,098	$289,972
Voyage expenses	3,326	2,846	13,621	6,942
Vessel operating expenses	21,520	19,527	85,486	72,033
Net income	9,382	25,682	49,844	119,063
Net income attributable to common stockholders	7,940	24,240	44,075	113,294
FLEET DATA
Average number of vessels	40.7	38.2	41.1	35.4
Number of vessels	40.0	42.0	40.0	42.0
Weighted average age of vessels	10.5	10.2	10.5	10.2
Ownership days	3,746	3,512	14,986	12,924
Available days	3,739	3,453	14,867	12,449
Operating days	3,727	3,393	14,824	12,306
Fleet utilization	99.7%	98.3%	99.7%	98.9%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$15,162	$21,100	$16,713	$22,735
Daily vessel operating expenses (2)	$5,745	$5,560	$5,704	$5,574

Non-GAAP Measures

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses or gain, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company’s management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Friday, February 23, 2024.

Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com, and clicking on the webcast link. An accompanying investor presentation also will be available via the webcast link and on the Company’s website. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers) and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers) and providing the Replay ID number 13744214.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the continuing impacts of the COVID-19 pandemic; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022
REVENUES:
Time charter revenues	$60,016	$75,705	$262,098	$289,972
OPERATING EXPENSES
Voyage expenses	3,326	2,846	13,621	6,942
Vessel operating expenses	21,520	19,527	85,486	72,033
Depreciation and amortization of deferred charges	11,508	12,228	49,785	43,326
General and administrative expenses	8,364	7,407	32,968	29,367
Management fees to a related party	333	61	1,313	511
Gain on sale of vessels	(329)	(9)	(5,323)	(2,850)
Insurance recoveries	-	-	-	(1,789)
Other operating (income)/loss	(572)	209	(1,464)	(265)
Operating income, total	$15,866	$33,436	$85,712	$142,697

OTHER INCOME / (EXPENSES):
Interest expense and finance costs	(12,649)	(9,795)	(49,331)	(27,419)
Interest and other income	2,129	1,484	8,170	2,737
Loss on derivative instruments	(592)	-	(439)	-
Loss on extinguishment of debt	-	(222)	(748)	(435)
Gain on deconsolidation of subsidiary	-	-	844	-
Gain on related party investments	740	589	1,502	589
Unrealized gain on equity investments	2,813	-	2,813	-
Gain on warrants	1,583	-	1,583	-
Gain/(loss) from equity method investments	(508)	190	(262)	894
Total other expenses, net	$(6,484)	$(7,754)	$(35,868)	$(23,634)

Net income	$9,382	$25,682	$49,844	$119,063
Dividends on series B preferred shares	(1,442)	(1,442)	(5,769)	(5,769)

Net income attributable to common stockholders	7,940	24,240	44,075	113,294

Earnings per common share, basic	$0.08	$0.28	$0.44	$1.42

Earnings per common share, diluted	$0.06	$0.27	$0.42	$1.36
Weighted average number of common shares outstanding, basic	102,910,653	87,076,947	100,166,629	80,061,040
Weighted average number of common shares outstanding, diluted	105,488,012	90,474,943	101,877,142	83,318,901

	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022

Net Income	$9,382	$25,682	$49,844	$119,063
Other comprehensive income (Defined benefit plan)	55	181	55	182
Comprehensive Income	$9,437	$25,863	$49,899	$119,245

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	2023		2022*
ASSETS	(unaudited)

Cash, cash equivalents, restricted cash and time deposits	$161,592	**	$143,928	**
Investments in equity securities	20,729		-
Other current assets	19,900		17,636
Fixed assets	924,474		996,702
Investments in related parties and equity method investments	24,087		8,250
Other noncurrent assets	15,628		16,403
Total assets	$1,166,410		$1,182,919

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt and finance liabilities, net of deferred financing costs	$642,772		$663,442
Other liabilities	34,617		32,149
Total stockholders' equity	489,021		487,328
Total liabilities and stockholders' equity	$1,166,410		$1,182,919

*	The balance sheet data have been derived from the audited consolidated financial statements at that date.
**	Includes time deposits of $40 million and $46.5 million as of December 31, 2023 and 2022, respectively

OTHER FINANCIAL DATA (unaudited)
	Three months ended December 31,		For the years ended December 31,
	2023	2022	2023	2022

Net cash provided by/(used in) operating activities	$(2,235)	$34,745	$70,380	$158,859
Net cash provided by/(used in) investing activities	31,037	(218,718)	24,929	(273,097)
Net cash provided by/(used in) financing activities	$(16,762)	$151,726	$(71,145)	$84,878